COLUMBIA FUNDS SERIES TRUST II

225 Franklin Street

Boston, Massachusetts 02110

August 19, 2014

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust II (the “Registrant”)

Columbia Global Infrastructure Fund

(the “Fund”)

Post-Effective Amendment No. 112

File No. 333-131683 /811-21852

Dear Ms. O’Neal-Johnson:

This letter responds to comments received by telephone from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) on August 4, 2014 for the above-referenced Post-Effective Amendment (“Filing”). Staff comments and Fund responses are outlined below.

In the Prospectus of the Fund:

Comment 1:	In the Fees and Expenses of the Fund section, the Annual Fund Operating Expenses table is blank. Please send the completed table with the response letter.

Response:	The completed Annual Fund Operating Expenses table is as follows:

Shareholder Fees (fees paid directly from your investment)

	Class A		Class B		Class C		Classes I, K, R, R4, R5 and Z
Maximum sales charge (load) imposed on purchases (as a % of offering price)	5.75%		None		None		None
Maximum deferred sales charge (load) imposed on redemptions (as a % of the lower of the original purchase price or current net asset value)	1.00	%(a)	5.00	%(b)	1.00	%(c)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class B	Class C	Class I	Class K	Class R	Class R4	Class R5	Class Z
Management fees	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%
Distribution and/or service (12b-1) fees	0.25%	1.00%	1.00%	0.00%	0.00%	0.50%	0.00%	0.00%	0.00%
Other expenses(d)	0.27%	0.27%	0.27%	0.12%	0.42%	0.27%	0.27%	0.17%	0.27%
Total annual Fund operating expenses	1.17%	1.92%	1.92%	0.77%	1.07%	1.42%	0.92%	0.82%	0.92%

(a)	This charge is imposed on certain investments of between $1 million and $50 million redeemed within 18 months of purchase, as follows: 1.00% if redeemed within 12 months of purchase, and 0.50% if redeemed more than 12, but less than 18, months after purchase, with certain limited exceptions.

(b)	This charge decreases over time.
(c)	This charge applies to redemptions within one year of purchase, with certain limited exceptions.
(d)	Other expenses for Class A, Class B, Class C, Class K, Class R, Class R4, Class R5 and Class Z shares have been restated to reflect current fees paid by the Fund.

Comment 2:	The Fund’s principal investment strategies (PIS) state that the Fund may invest in fixed-income securities. Please state whether there is any maturity strategy and, if there is one, please state its targeted maturity.

Response:	We have confirmed the Fund is not using any maturity strategy.

Comment 3:	The Fund’s PIS state the Fund’s investments can include “high-yield instruments”, please add parenthetically that these securities are also known as “junk bonds” to the statement about high-yield instruments.

Response:	The disclosure will be revised as follows: “The Fund’s investments can include high-yield instruments, which are investments rated below investment grade by a nationally recognized statistical rating organization, or if unrated, determined to be of comparable quality (commonly referred to as “high yield securities” or “junk” bonds).”

Comment 4:	Please consider changing the word “concentrate” in the following sentence: “The Fund may concentrate its investments in certain countries or geographic areas.”

Response:	The disclosure will be revised as follows (emphasis added): “The Fund may focus its investments in certain countries or geographic areas.”

Comment 5:	In the Past Performance section, the Bar Chart and the Average Annual Total Returns table are blank. Please send the completed chart and table with the response letter.

Response:	The Bar Chart and the Average Annual Total Returns table are as follows:

Year by Year Total Return (%) as of December 31 Each Year*	Best and Worst Quarterly Returns During the Period Shown in the Bar Chart

	Best Worst	4th Quarter 2010 3rd Quarter 2011	19.92 -27.71	% %

*	Year to Date return as of June 30, 2014: 10.28%

Average Annual Total Returns After Applicable Sales Charges (for periods ended December 31, 2013)

	Share Class Inception Date	1 Year	Life of Fund
Class A	02/19/2009
returns before taxes		32.20%	27.14%
returns after taxes on distributions		24.27%	24.98%
returns after taxes on distributions and sale of Fund shares		24.35%	22.47%
Class B returns before taxes	02/19/2009	34.58%	27.63%
Class C returns before taxes	02/19/2009	38.22%	27.74%
Class I returns before taxes	02/19/2009	40.92%	29.23%
Class K returns before taxes	02/19/2009	40.44%	28.84%
Class R returns before taxes	02/19/2009	39.95%	28.32%
Class R4 returns before taxes	03/19/2013	40.63%	28.76%
Class R5 returns before taxes	02/19/2009	40.82%	29.15%
Class Z returns before taxes	09/27/2010	40.60%	28.92%
S&P Global Infrastructure Index (reflects no deductions for fees, expenses or taxes)		14.99%	15.11%
S&P 500 Index (reflects no deductions for fees, expenses or taxes)		32.39%	22.04%

Effective January 30, 2014, the Fund compares its performance to that of the S&P Global Infrastructure Index (the New Index). The Fund’s investment manager made this recommendation to the Fund’s Board of Trustees because the investment manager believes that the New Index provides a more appropriate basis for comparing the Fund’s performance in light of the changes made to the Fund’s name and principal investment strategies. Information on the New Index and old benchmark will be included for a one-year transition period. Thereafter, only the New Index will be included.

Comment 6:	Please confirm that in the event the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds exceed 0.01 percent (one basis point) of average net assets of the Fund, the Fund will include these fees and expenses under “Acquired Fund Fees and Expenses” in the Annual Fund Operating Expenses table.

Response:	So confirmed.

In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:

The disclosures in the Filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this Filing. The Registrant represents to the Commission that comments made by the Commission, or the Staff acting pursuant to delegated authority, or changes to disclosure in response to Staff comments in the Filing reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the Filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (617) 385-9536 or Anna Butskaya at (612) 671-4993.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Series Trust II